09057005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Annual Audited Report
Form X-17A-5
Part III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

Sec File No.
8 - 17668

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Official Use Only

LPL Financial Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Beacon Street, 22 Floor
(No. and Street)

Boston	MA	02108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Buchheister **858-450-9606**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report*)

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

695 Town Center Dr.	Costa Mesa	CA	92626
(Address)	City	State	Zip Code

CHECK ONE:

x Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

AB 3/17

OATH OR AFFIRMATION

I, Esther M. Stearns, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to LPL Financial Corporation (the "Company") as of December 31, 2008, and for the year then ended are true and correct. I further affirm that neither the Company nor any member, officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President, Chief Operating Officer, and Acting Chief Financial Officer

Title

Notary Public

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report.
(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholder's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
(x)		Notes to Financial Statements.
(x)	(g)	Schedule I: Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Regulation 1.17 under the Commodity Exchange Act.
(x)	(h)	Schedule II: Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
(x)	(i)	Schedule III: Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
(x)	(j)	A Reconciliation, Including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 (included in item (g) above) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3.
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x)	(1)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report. (Not Required)
(x)	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)
(x)	(o)	Schedule IV: Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act and Schedule of Secured Amounts and Funds Held in Separate Accounts of Foreign Futures and Foreign Options Customers (Regulation 30.7).

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

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LPL Financial Corporation

(SEC I.D. No. 8-17668)

Statement of Financial Condition and Supplemental Schedules as of December 31, 2008, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a **Public Document**.

Deloitte.

Deloitte & Touche LLP
Suite 1200
695 Town Center Drive
Costa Mesa, CA 92626-7188
USA

Tel: +1 714 436 7100
Fax: +1 714 436 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
LPL Financial Corporation
Boston, Massachusetts

We have audited the accompanying statement of financial condition of LPL Financial Corporation (referred to herein as the "Company") (an indirect wholly owned subsidiary of LPL Investment Holdings Inc.) as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of LPL Financial Corporation at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial condition taken as a whole. The following supplemental schedules of LPL Financial Corporation are presented for purposes of additional analysis and are not a required part of the basic financial statement, but are supplementary information required by regulations under the Commodity Exchange Act.

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 25, 2009

LPL FINANCIAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
(Dollars in thousands)

ASSETS		
Cash and cash equivalents	$	121,087
Cash and securities segregated under federal and other regulations		338,963
Receivable from:		
Customers, net of allowance of $972		295,797
Product sponsors, broker-dealers and clearing organizations		214,230
Others, net of allowances of $3,726		69,858
Securities owned—at market value (including $2,819 pledged to clearing organizations)		9,284
Securities borrowed		604
Fixed assets, net of accumulated depreciation and amortization of $115,512		121,928
Goodwill		421
Intangible assets, net of accumulated amortization of $6,271		3,530
Prepaid expenses		23,796
Other assets		7,220
Total assets	$	1,206,718
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Drafts payable	$	154,061
Payable to customers		460,449
Payable to broker-dealers and clearing organizations		21,735
Accrued commissions and advisory fees payable		75,569
Accounts payable and accrued liabilities		88,713
Due to affiliates—net		49,618
Securities sold but not yet purchased—at market value		3,910
Unearned revenue		32,515
Total liabilities		886,570
COMMITMENTS AND CONTINGENCIES (Notes 11 and 15)		
STOCKHOLDER'S EQUITY:		
Common stock, no par value; 7,500 shares authorized; 4,900 shares issued and outstanding		17
Additional paid-in capital		135,485
Retained earnings		184,646
Total stockholder's equity		320,148
Total liabilities and stockholder's equity	$	1,206,718

See accompanying notes to statement of financial condition.

LPL FINANCIAL CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2008

1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

On January 2, 2008 Linsco/Private Ledger Corp. changed its name to LPL Financial Corporation ("LPL Financial" or the "Company"). LPL Financial, headquartered in Boston, Charlotte, and San Diego, is a clearing broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934 and an investment adviser registered with the SEC pursuant to the Investment Advisers Act of 1940. The Company is also registered as a Futures Commission Merchant with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association. The Company is a wholly owned subsidiary of LPL Holdings, Inc. ("LPLH"), a Massachusetts holding corporation, which is a wholly owned subsidiary of LPL Investment Holdings Inc. ("LPLIH"), a Delaware holding corporation.

The Company principally transacts business as an agent for independent financial advisors and financial institutions who employ financial advisors (collectively defined as "FAs") on behalf of customers in mutual funds, stocks, fixed income instruments, commodities, options, private and public partnerships, variable annuities, real estate investment trusts, and other investment products. The Company is licensed to operate in all 50 states and Puerto Rico and has an independent contractor sales force of approximately 9,300 registered FAs dispersed throughout the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—This statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("generally accepted accounting principles" or "GAAP"), which require the Company to make estimates and assumptions regarding the valuations of certain financial instruments, intangible assets, allowance for doubtful accounts, accruals for liabilities and income taxes and other matters that affect the financial statement and related disclosures. Actual results could differ materially from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents are composed of interest-bearing deposits and money market funds obligations that meet the definition of a cash equivalent. Cash equivalents are highly liquid investments, with original maturities of less than 90 days, that are not required to be segregated under federal or other regulations.

Cash and Securities Segregated Under Federal and Other Regulations—As a broker-dealer carrying customer accounts, the Company is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its customers in accordance with SEC Rule 15c3-3. At December 31, 2008, the Company had $338.95 million in cash and securities segregated in a special reserve bank account for the exclusive benefit of customers. In addition, the Company held $10,000 in special reserve bank accounts for the Proprietary Accounts of Introducing Brokers.

Receivable From and Payable to Customers—Receivable from and payable to customers includes amounts due on cash and margin transactions. The Company extends credit to its customers to finance their purchases of securities on margin. The Company receives income from interest charged on such extensions of credit. The Company pays interest on certain customer free credit balances held pending investment. Loans to customers are generally fully collateralized by customer securities, which are not included in the accompanying statement of financial condition.

To the extent that margin loans and other receivables from customers are not fully collateralized by customer securities, management establishes an allowance that it believes is sufficient to cover any probable losses. When establishing this allowance, management considers a number of factors, including its ability to collect from the customer and/or the customer's FA and the Company's historical experience in collecting on such transactions.

Receivable From Product Sponsors, Broker-Dealers and Clearing Organizations—Receivable from product sponsors, broker-dealers and clearing organizations primarily consists of commission and transaction-related receivables.

Receivable From Others—Receivable from others primarily consists of other accrued fees from product sponsors and FAs. The Company periodically extends credit to its FAs in the form of recruiting loans, commission advances, and other loans. The decisions to grant receivables to FAs are generally based on either the FAs credit score, his/her ability to generate future commissions, or both. Management maintains an allowance for uncollectible amounts using an aging analysis that takes into account the FAs registration status and the specific type of receivable. The aging thresholds and specific percentages used represent management's best estimates of probable losses. Management monitors the adequacy of these estimates through periodic evaluations against actual trends experienced.

Securities Owned and Sold but not yet Purchased—Securities owned and securities sold but not yet purchased are reflected on a trade-date basis at market value.

Securities Borrowed and Loaned—Securities borrowed and securities loaned are accounted for as collateralized financings and are recorded at the amount of the cash provided for securities borrowed transactions and cash received for securities loaned (generally in excess of market values). The adequacy of the collateral deposited for securities borrowed is continuously monitored and adjusted when considered necessary to minimize the risk associated with this activity. At December 31, 2008, the Company had $0.60 million in securities borrowed. The collateral received for securities loaned is generally cash and is adjusted daily through the Depository Trust Company's ("DTC") net settlement process and is included in payable to broker-dealers and clearing organizations in the statement of financial condition. Securities loaned generally represent customer securities that can be hypothecated under standard margin loan agreements. At December 31, 2008, the Company had $5.25 million of hypothecated securities loaned under the DTC Stock Borrow Program.

Fixed Assets—Furniture, equipment, computers, purchased software, capitalized software and leasehold improvements are recorded at historical cost, net of accumulated depreciation and amortization. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of their useful lives or the terms of the underlying leases, ranging up to 10 years. Equipment, furniture, fixtures and purchased software are depreciated over periods of three to seven years. Automobiles have depreciable lives of five years. Management reviews fixed assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Software Development Costs—Software development costs are charged to operations as incurred. Software development costs include costs incurred in the development and enhancement of software used in connection with services provided by the Company that do not otherwise qualify for capitalization under the American Institute of Certified Public Accountants Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use* ("SOP 98-1").

The costs of internally developed software that qualify for capitalization under SOP 98-1 are capitalized as fixed assets and subsequently amortized over the estimated useful life of the software, which is generally three years. The costs of internally developed software are included in fixed assets at the point at which the conceptual formulation, design and testing of possible software project alternatives are complete and management authorizes and commits to funding the project. The Company does not capitalize pilot projects and projects where it believes that the future economic benefits are less than probable.

Goodwill—Goodwill represents the cost of the Company in excess of the fair value of net tangible assets and other intangible assets at acquisition date. In accordance with Statement of Financial Accounting Standards

("SFAS") No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), goodwill is not amortized, but tested annually for impairment, or more frequently if certain events having a material impact on the Company's value occur. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of goodwill, is recognized if the estimated fair value is less than the corresponding carrying value.

The Company completed its annual goodwill impairment test as of December 31, 2007, and concluded that no impairment had occurred. In 2008, the Company elected to change the timing of its annual goodwill impairment test from December 31 to October 1. This change allows the Company to complete its annual goodwill impairment test in advance of its year end close and annual financial reporting process. The Company believes this change to be preferable under the circumstances, and that this change does not accelerate, delay, or avoid an impairment charge. The Company has also determined that a change in the annual testing date does not result in adjustments to the financial statements when applied retrospectively. Accordingly, a goodwill impairment test was performed as of October 1, 2008, and did not result in any impairment.

Intangible Assets—Intangible assets, which consist of relationships with FAs, are amortized on a straight-line basis over their estimated useful lives ranging from two to five years. The Company evaluates the remaining useful lives of intangible assets each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. Intangible assets are also tested for potential impairment whenever events or changes in circumstances suggest that an asset's or asset group's carrying value may not be fully recoverable in accordance with SFAS No. 144, *Accounting for the Impairment of Disposal of Long-Lived Assets* ("SFAS 144"). An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the estimated fair value is less than the corresponding carrying value. No impairment occurred for the year ended December 31, 2008.

Drafts Payable—Drafts payable represent customer checks drawn against the Company, which have not yet cleared through the bank.

Legal Reserves—The Company records reserves for legal proceedings in accounts payable and accrued liabilities in the accompanying statement of financial condition. The determination of these reserve amounts requires significant judgment on the part of management. Management considers many factors, including, but not limited to, the amount of the claim, the amount of the loss in the customer's account, the basis and validity of the claim, the possibility of wrongdoing on the part of an FA, likely insurance coverage, previous results in similar cases, and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management.

Share-Based Compensation—On January 1, 2006, the Company adopted SFAS No. 123R (Revised), *Share-Based Payment* ("SFAS 123R"). SFAS 123R requires the recognition of the fair value of share-based compensation in net income. The Company recognizes share-based compensation expense for its employee stock option awards over the requisite service period of the individual grants, which generally equals the vesting period. The Company accounts for nonemployee stock option awards under the provisions of Emerging Issues Task Force Issue No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services* ("EITF 96-18"), which requires expense recognition to be re-measured at fair value at each of its reporting periods.

Income Taxes—The Company is included in the consolidated federal and certain state income tax returns filed by LPLIH. On December 21, 2007, the Company entered into an income tax allocation agreement (the "tax agreement") with LPLH and LPLIH. In accordance with the terms of the agreement, the Company shall pay to or receive from LPLH an amount equal to the total provision for income taxes that the Company would have shown on its financial statements if it had filed separate financial statements in accordance with GAAP, less the amount of income tax benefit associated with stock options, other equity based compensation and other similar items that are excluded from the calculation of the total provision for income taxes under SFAS No. 109, *Accounting for Income Taxes* ("SFAS 109"). Since the agreement calls for a cash settlement based on the total income tax provision, the Company does not reflect a separate deferred income tax provision and corresponding deferred tax assets or liabilities.

Additionally, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109* ("FIN 48") at the beginning of fiscal year 2007, which clarifies the accounting uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. FIN 48 requires the Company to recognize in the financial statement the tax effects of a position only if it is "more likely than-not" to be sustained based solely on its technical merits, otherwise no benefits of the position are to be recognized. The more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. Moreover, FIN 48 requires that each tax position meeting the recognition threshold be measured as the largest amount that is greater than 50 percent likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. See Note 9 for additional detail regarding the Company's uncertain tax positions.

Fair Value of Financial Instruments—The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate current fair value. Customer receivables, primarily consisting of floating rate margin loans collateralized by customer securities, are charged interest at rates similar to such other loans made within the industry.

Commitments and Contingencies—The Company recognizes liabilities for contingencies when analysis indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount.

Management evaluates all available evidence about asserted and unsettled income tax contingencies and unasserted income tax contingencies caused by uncertain income tax positions taken in the Company's income tax returns filed with the Internal Revenue Service and state and local tax authorities. Contingencies that management believes are estimable and probable of payment, if successfully challenged by such tax authorities, are accrued for under the provisions of FIN 48.

Recently Issued Accounting Pronouncements—In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which the Company adopted on January 1, 2008. However, in February 2008, the FASB released FASB Staff Position ("FSP") FAS 157-2, *Effective Date of FASB Statement No. 157* ("FAS 157-2"), which delayed the effective date of SFAS 157 for all nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of SFAS 157 for financial assets and liabilities did not have a material impact on the financial statements. The adoption of SFAS 157 for nonfinancial assets and liabilities, effective January 1, 2009, will not have a material impact on the Company's statement of financial condition. See Note 4 for additional detail on fair value measurements.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*, ("SFAS 141R"). SFAS 141R establishes principles and requirements in a business combination for how the acquirer: recognizes and measures in the company's financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R applies to all transactions or other events in which the company obtains control of one or more businesses, including those sometimes referred to as "true mergers" or "mergers of equals" and combinations achieved without the transfer of consideration (e.g., by contract alone or through the lapse of minority veto rights). SFAS 141R applies prospectively to business combinations for which the acquisition date occurred on or after January 1, 2009.

In January 2008, the Company adopted SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115* ("SFAS 159"), which provides entities the option to measure many financial instruments and certain other items at fair value. Entities that choose the fair value option will recognize unrealized gains and losses on items for which the fair value option was elected in earnings at each subsequent reporting date. The Company chose not to elect the fair value option under SFAS 159 for any items that are not already required to be measured at fair value in accordance with GAAP.

In April 2008, the FASB issued FSP FAS 142-3, *Determination of the Useful Life of Intangible Assets* ("FAS 142-3"). FAS 142-3 amends the factors that should be considered in developing renewal or extension

assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. FAS 142-3 must be applied prospectively to all intangible assets acquired as of and subsequent to fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The implementation of this standard will not have a material impact on the Company's statement of financial condition.

In October 2008, the FASB issued FSP FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FAS 157-3"). FAS 157-3 clarifies the application of SFAS 157, in an inactive market and illustrates how an entity would determine fair value when the market for a financial asset is not active. The FSP is effective immediately and applies to prior periods for which financial statements have not been issued, including interim or annual periods ending on or before September 30, 2008. The implementation of FAS 157-3 did not have a material impact on the Company's statement of financial condition.

3. RESTRUCTURING

On December 29, 2008, the Company committed to and implemented an organizational restructuring plan intended to reduce the cost structure and improve operating efficiencies, which resulted in a reduction in its overall workforce. The Company has recorded $9.97 million associated with the restructuring, in accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. These charges consist of employee severance and other personnel-related expenses, which are accrued in accounts payable and accrued liabilities within the accompanying statement of financial condition. The Company expects to complete all activities associated with the restructuring during the first quarter of 2009.

4. FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company adopted SFAS 157, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company's fair value measurements are evaluated within the fair value hierarchy, based on the nature of inputs used to determine the fair value at the measurement date. At December 31, 2008, the Company had the following financial assets and liabilities that are measured at fair value on a recurring basis:

Securities Owned And Securities Sold But Not Yet Purchased—The Company's marketable securities consist of house account model portfolios for the purpose of benchmarking the performance of its fee based advisory platforms, and temporary positions resulting from the processing of customer transactions. The Company's marketable securities are comprised as follows:

- *Money market and US Treasury investments*—Money market funds and U.S. treasury securities are short term in nature with readily determinable values derived from quoted prices in active markets.
- *Equity securities*—Equity securities include investments in common and preferred stock that are actively traded with values that are typically based on last sale or bid values in active markets.

- *Mutual funds*—Mutual funds have active markets and are priced based on net asset values.

- *Variable annuities*—Variable annuities have readily determinable values derived from quoted prices in active markets.

- *Debt securities*—Debt securities represent bonds that are valued using a matrix system or market driven pricing models that derive their inputs from similar assets in active markets.

The Company has segregated all recurring fair value measurements into the most appropriate level within the fair value hierarchy in the table below, based on an evaluation of inputs used to determine the fair value at December 31, 2008 (in thousands).

	Level 1	Level 2	Level 3	Fair Value Measurements
Assets				
Securities owned	$ 8,774	$ 510	$ -	$ 9,284
Liabilities				
Securities sold but not yet purchased	$ 3,672	$ 238	$ -	$ 3,910

5. RECEIVABLE FROM PRODUCT SPONSORS, BROKER-DEALERS AND CLEARING ORGANIZATIONS AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

At December 31, 2008, receivable from product sponsors, broker-dealers and clearing organizations and payable to broker-dealers and clearing organizations are as follows (in thousands):

Receivables:	
Receivable from clearing organizations	$ 87,308
Commissions receivable from product sponsors and others	72,710
Receivable from broker-dealers	44,242
Securities failed-to-deliver	9,970
Total receivables	$ 214,230
Payables:	
Securities failed-to-receive	$ 9,227
Securities loaned	5,252
Payable to broker-dealers	4,080
Payable to clearing organizations	3,176
Total payables	$ 21,735

Securities loaned represent amounts due to DTC for collateral received in participation with its stock borrow program.

The Company clears commodities transactions for its customers through another broker-dealer on a fully disclosed basis. The amount payable to broker-dealers relates to the aforementioned transactions and is collateralized by securities owned by the Company.

6. SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

At December 31, 2008, the components of securities owned and securities sold but not yet purchased are as follows (in thousands):

Securities owned—at market value:	
Mutual funds	$ 4,975
U.S. government obligations (pledged to clearing organizations)	2,819
Stocks	585
Municipal bonds	375
Money market funds	238
Variable annuities	157
Nonconvertible bonds	135
Total securities owned—at market value	$ 9,284
Securities sold but not yet purchased—at market value:	
Mutual funds	$ 3,585
Stocks and warrants	87
Nonconvertible bonds	238
Total securities sold but not yet purchased—at market value	$ 3,910

7. FIXED ASSETS

The components of fixed assets at December 31, 2008, are as follows (in thousands):

Internally developed software	$ 99,193
Computers and software	82,794
Leasehold improvements	39,411
Furniture and equipment	16,042
Total fixed assets	237,440
Accumulated depreciation and amortization	(115,512)
Fixed assets—net	$ 121,928

8. INTANGIBLE ASSETS

In conjunction with business development activities the Company has received and recorded intangible assets representing lists and relationships with FAs. Identifiable intangible assets are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable in accordance with SFAS 144. These intangible assets are amortized on a straight-line basis over their estimated economic useful lives ranging from two to five years.

9. INCOME TAXES

The following table reflects a reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits including interest and penalties (in thousands):

Balance—January 1, 2008	$ 4,808
Increases related to current year tax positions	5,611
Decreases related to transfers to LPLH	(4,808)
Balance—December 31, 2008	$ 5,611

Gross unrecognized tax benefits of $4.81 million were transferred to LPLH during fiscal year 2008 in accordance with the provisions of the tax agreement. The Company has additional gross unrecognized tax benefits of $5.61 million as of December 31, 2008, which has been included in due to affiliates, net of any related tax benefit, in the accompanying statement of financial condition. The Company records gross unrecognized tax adjustments through its income tax provision and settles with LPLH for cash in the period in which the activity is realized. Under the terms of the income tax sharing agreement, no additional payments will be made between the Company and LPLH for the affects of future recognition of unrecognized tax benefits settled with LPLH. As a result, unrecognized tax benefits will have no effect on the Company's annual effective tax rate when recognized.

The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes within the statement of financial condition. At January 1, 2008, the Company had $693,000 accrued for penalties. At December 31, 2008, the liability for unrecognized tax benefits included penalties of $900,000. Tax expense for the year ended December 31, 2008 includes penalties of $900,000. The tax years of 2003-2008 remain open to examination by major taxing jurisdictions to which the Company is subject. Since future unrecognized tax benefits will be settled in accordance with the income tax sharing agreement, the Company does not anticipate a material change in unrecognized tax benefits within the next 12 months.

10. BANK LOANS PAYABLE

The Company maintains uncommitted lines of credit, which have an unspecified limit, primarily dependent on the Company's ability to provide sufficient collateral. The lines were utilized during the year, but there were no balances outstanding at December 31, 2008.

11. COMMITMENTS AND CONTINGENCIES

Leases—The Company leases certain office space and equipment at its headquarter locations under various operating leases. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases.

Service Contracts—The Company is party to certain long-term contracts for systems and services that enable its back office trade processing and clearance.

Future minimum payments under leases, lease commitments and other noncancellable contractual obligations with remaining terms greater than one year as of December 31, 2008, are approximately as follows (in thousands):

Years Ending December 31	
2009	$ 21,427
2010	21,104
2011	17,589
2012	13,535
2013	8,676
Thereafter	13,603
Total	$ 95,934

Guarantees—The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

Litigation—The Company has been named as a defendant in various legal actions, including arbitrations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict with certainty what the eventual loss or range of loss related to such matters will be. The Company believes, based on current knowledge, after consultation with counsel, and consideration of insurance, if any, that the outcome of such matters will not have a material adverse effect on the financial condition of the Company or its results of operations.

Other Commitments—The Company is required to maintain deposits with certain clearing organizations. At December 31, 2008, the Company had pledged $3.22 million and $15.24 million of customer-owned securities with the Options Clearing Corporation and DTC, respectively.

As part of its brokerage operations, the Company periodically enters into when-issued and delayed delivery transactions on behalf of its customers. Settlement of these transactions after December 31, 2008, did not have a material effect on the statement of financial condition of the Company.

In August of 2007, pursuant to agreements with a large global insurance company, the Company began providing brokerage, clearing and custody services on a fully disclosed basis; offering its investment advisory programs and platforms; and providing technology and additional processing and related services to its financial advisors and customers. The term of the agreements is five years, subject to additional 24-month extensions. Termination fees could be material and may be payable by a terminating or breaching party depending on the specific cause leading to termination.

12. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) defined contribution plan. All employees meeting minimum age and length of service requirements are eligible to participate. The Company has an employer matching program whereby employer contributions are made to the 401(k) plan in an amount equal to 50% of the lesser of the amount designated by the employee for withholding and contribution to the 401(k) plan or 10% of the employee's total compensation.

13. RELATED-PARTY TRANSACTIONS

The Company has an intercompany service agreement to provide various infrastructure and broker-dealer support services to affiliates that are indirect wholly owned subsidiaries of LPLH. As part of the agreement, the Company also receives customer support services. In consideration of the agreement, the Company receives or pays a monthly administration fee. At December 31, 2008, the Company had a payable of $1.43 million related to the intercompany service agreement, which has been included in due to affiliates in the accompanying statement of financial condition.

In addition to the agreement noted above, the Company is party to various other intercompany transactions, including the processing of commissions, accounts payable, accounts receivable and payroll that create additional intercompany balances. At December 31, 2008, the Company had a payable of $3.41 million related to these other transactions, which have been included in due to affiliates in the accompanying statement of financial condition.

The Company, through its parent LPLH, borrowed $45.00 million against available uncommitted lines of credit, which have an unspecified limit, primarily dependent on LPLH's ability to provide sufficient collateral. At December 31, 2008, the variable interest rate for the bank loan payable is based on the one-month LIBOR rate of 0.46% plus the applicable interest rate margin of 2.00%. The line was subsequently paid down in full on January 2, 2009. At December 31, 2008, the Company had payables to LPLH of approximately $45.01 million, which has been included in due to affiliates in the accompanying statement of financial condition.

The Company adopted a nonqualified deferred compensation plan offered by LPLH, for the purpose of attracting and retaining FAs who operate, for tax purposes, as independent contractors, by providing an opportunity for participating FAs to defer receipt of a portion of their gross commissions generated primarily from commissions earned on the sale of various products. The deferred compensation plan has been fully funded to date by participant contributions. At December 31, 2008, the Company had a payable of $49,000 related to the nonqualified deferred compensation plan, which has been included in due to affiliates in the accompanying statement of financial condition.

As discussed in Note 2, the Company's tax agreement results in payments to or receipts from LPLH. As of December 31, 2008, the Company had an income tax receivable of $410,000, which is included in due to affiliates in the statement of financial condition.

The Company receives and pays brokerage commissions to its FAs on insurance services offered through LPL Insurance Associates, Inc. ("LPLIA"), an affiliate and wholly owned subsidiary of LPLH. At December 31, 2008, the Company had a payable to LPLIA of approximately $135,000, which has been included in due to affiliates in the accompanying statement of financial condition.

The Company has an agreement with The Private Trust Company, N.A. ("PTC"), an affiliate and indirect wholly owned subsidiary of LPLH, which provides custodial trust services for its individual retirement accounts. In exchange for these services, the Company pays a monthly administration fee. At December 31, 2008, the Company had a payable to PTC related to the custodial trust services of approximately $17,000, which has been included in due to affiliates in the accompanying statement of financial condition.

The Company provides facilities for and performs certain marketing services for the Independent Advisers Group Corporation ("IAG"), an affiliate and wholly owned subsidiary of LPLH. In exchange for these services, the Company receives a monthly administration and per-account fee. At December 31, 2008, the Company had receivables from IAG of approximately $19,000, which has been included in due to affiliates in the accompanying statement of financial condition.

14. NET CAPITAL AND REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company uses the alternative method, permitted by the rule, which requires that it maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customers' transactions, as defined. The Company is also subject to the CFTC's minimum

financial requirements, which require that it maintain net capital, as defined, equal to 4% of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. At December 31, 2008, the Company had net capital of $87.13 million, which was $79.90 million in excess of its minimum required net capital.

The Company operates in a highly regulated industry. Applicable laws and regulation restrict permissible activities and investments. These policies require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is also subjected to comprehensive examinations and supervisions by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law, or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

15. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As customers write options contracts or sell securities short, the Company may incur losses if the customers do not fulfill their obligations and the collateral in the customers' accounts is not sufficient to fully cover losses that customers may incur from these strategies. To control this risk, the Company monitors margin levels daily and customers are required to deposit additional collateral, or reduce positions, when necessary.

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligation to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by generally requiring that customers deposit cash and/or securities into their account prior to placing an order.

The Company may at times maintain inventories in equity securities on both a long and short basis that are recorded in the accompanying statement of financial condition at market value. While long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked-to-market daily and are continuously monitored by the Company.

******

SUPPLEMENTAL SCHEDULES

LPL FINANCIAL CORPORATION

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO AND RECONCILIATION, INCLUDING APPROPRIATE EXPLANATIONS, OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AND REGULATION 1.17 UNDER THE COMMODITY EXCHANGE ACT

AS OF DECEMBER 31, 2008

(Dollars in thousands)

	Amount Previously Reported on Unaudited Form X-17 A-5 Part II A	Adjustments		Amounts From Audited Financial Statements
Total capital and allowable credits—total stockholder's equity from statement of financial condition	$317,570	$ 2,578	{a}	$320,148
Deductions and/or charges:				
Nonallowable assets included in the following statement of financial condition accounts:				
Receivables from customers and product sponsors	7,785			7,785
Other receivables	62,672	1,058	{b}	63,730
Due from affiliates	2,944	(1,609)	{c}	1,335
Securities owned—at market value	440			440
Fixed assets—net	119,867	2,061	{d}	121,928
Goodwill	421			421
Intangible assets	3,530			3,530
Prepaid expenses	23,796			23,796
Other assets	7,167			7,167
Total nonallowable assets	228,622	1,510		230,132
Other deductions	1,475			1,475
Total deductions and charges	230,097	1,510		231,607
Net capital before charges on trading securities positions	87,473	1,068		88,541
Haircuts on securities positions	1,410			1,410
NET CAPITAL	$ 86,063	$ 1,068		$ 87,131
Alternative net capital required under the Securities Exchange Act—2% of combined aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 (or $250 if greater)	$ 7,228	$ -		$ 7,228
Excess net capital	$ 78,835			$ 79,903

Explanations:

{a} Increase in retained earnings
{b} Increase in fee receivable
{c} Decrease in tax receivable
{d} Increase in fixed assets

LPL FINANCIAL CORPORATION

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4d(2) OF THE COMMODITY EXCHANGE ACT AND SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS OF FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS (REGULATION 30.7) AS OF DECEMBER 31, 2008

As the Company has not executed any commodity customer transactions, it is not required to segregate any funds in accordance with the regulations cited above.

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INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 AND CFTC REGULATION 1.16

To the Board of Directors and Stockholder of
LPL Financial Corporation
Boston, Massachusetts

In planning and performing our audit of the financial statements of LPL Financial Corporation (referred to herein as the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 25, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Because the Company does not carry commodities futures accounts for customers or perform custodial functions relating to commodities futures, we did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of Section 4d(a)(2) and Regulation 30.7 under the Commodity Futures Trading Commission (CFTC).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the second paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 25, 2009